UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15
 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
    under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number: 0-23934

                        DEEPTECH INTERNATIONAL INC.
           (Exact name of registrant as specified in its charter)

                           1001 LOUISIANA STREET
                            HOUSTON, TEXAS 77002
                          TELEPHONE (713) 420-2131
 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                   COMMON STOCK, $.01 PAR VALUE PER SHARE
          (Title of each class of securities covered by this Form)

                                    NONE
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

    Please provide an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)     [X]         Rule 12h-3(b)(1)(i)     [ ]
       Rule 12g-4(a)(1)(ii)    [ ]         Rule 12h-3(b)(1)(ii)    [ ]
       Rule 12g-4(a)(2)(i)     [ ]         Rule 12h-3(b)(2)(i)     [ ]
       Rule 12g-4(a)(2)(ii)    [ ]         Rule 12h-3(b)(2)(ii)    [ ]
                                           Rule 15d-6              [ ]



     Approximate number of holders of record as of the certification or notice date: one (1)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be printed or typed under the signature.


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, DeepTech International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     Dated: September 9, 1998

                                          DeepTech International Inc.



                                          By:  /s/ Jeffrey I. Beason
                                               ---------------------------
                                                     Jeffrey I. Beason
                                              Vice President and Controller